SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 28)

BIOTIME INC.
(Name of Issuer)

Common Shares, no par value	09066L105
(Title of class of securities)	(CUSIP number)

Alfred D. Kingsley. Greenway Partners, L.P. 150 E. 57th Street New York, New York 10022 (212) 355-6800
(Name, address and telephone number of person authorized to receive notices and communications)
December 14, 2012
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box   ☐.

Note:  When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following page(s))
(Page 1 of 8 Pages)

CUSIP No. 09066L105	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON: GREENBELT CORP. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3791931
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER	1,968,505
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	1,968,505
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		1,968,505
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		3.9%
14	TYPE OF REPORTING PERSON:	CO

CUSIP No. 09066L105	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON: GREENWAY PARTNERS, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3714238
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER:	375,351
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	375,351
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		375,351
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		0.7%
14	TYPE OF REPORTING PERSON:	PN

1.0CUSIP No. 09066L105	13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON: ALFRED D. KINGSLEY S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF, AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES	7	SOLE VOTING POWER:	7,660,406
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	1,968,505
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	7,660,,406
PERSON WITH	10	SHARED DISPOSITIVE POWER:	1,968,505
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		9,628,911
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		18.9%
14	TYPE OF REPORTING PERSON:	IN

This Amendment No. 28 (“Amendment No. 28”) amends and supplements the Statement on Schedule 13D (as amended by Amendment No. 1, dated May 14, 1998, Amendment No. 2, dated August 18, 2000, Amendment No. 3, dated December 8, 2000, Amendment No. 4, dated March 30, 2001, Amendment No. 5, dated August 31, 2001, Amendment No. 6, dated April 1, 2002, Amendment No. 7 dated April 17, 2002, Amendment No. 8 dated May 31, 2002, Amendment No. 9 dated July 3, 2002, Amendment No. 10 dated December 3, 2002, Amendment No. 11 dated April 25, 2003, Amendment No. 12 dated October 2, 2003, Amendment No. 13 dated January 26, 2004, Amendment No. 14 dated February 2, 2004, Amendment No. 15 dated September 12, 2005, Amendment No. 16 dated December 27, 2005, Amendment No. 17, dated May 16, 2006, Amendment No. 18 dated October 18, 2007, Amendment No. 19 dated April 9, 2008, Amendment No. 20 dated November 19, 2008, Amendment No. 21 dated January 7, 2009,  Amendment No. 22 dated April 20, 2009, Amendment No. 23 dated July 2, 2009, Amendment No. 24 dated August 24, 2009, Amendment No. 25 dated August 19, 2010, Amendment 26 dated November 17, 2010, and Amendment No. 27 dated July 30, 2012 (the “Statement”)) relating to the common shares, no par value (the “Shares”), of BioTime Inc., a California corporation (the “Company”), and is filed by and on behalf of Greenbelt Corp. (“Greenbelt”), Greenway Partners, L.P. (“Greenway”), Greenhouse Partners, L.P. (“Greenhouse”), and Alfred D. Kingsley (collectively, the “Reporting Persons”).  Unless otherwise defined herein, all capitalized terms used herein shall have the meanings previously ascribed to them in the previous filing of the Statement.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information on each Reporting Person’s respective cover sheet and presented in response to Item 5(c) is incorporated by reference herein.

ITEM 4.	PURPOSE OF TRANSACTION

(a)	The information presented in response to Item 5(c) is incorporated by reference herein.

(b)	No change.

(c)	No change.

(d)	No change.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)       As of the date of this statement, each of the Reporting Persons beneficially owned the Shares and the percentage of the outstanding Shares of the Company shown on their respective cover page, which information is incorporated by reference herein by such Reporting Person.  The percentages are based upon information provided by the Company as to the number of shares outstanding as of November 5, 2012, as reported by the Company in its Quarterly Report on Form 10-Q for the three months ended September 30, 2012.

The Reporting Persons may be deemed to have direct beneficial ownership of Shares as set forth in the following table.  In such table, pursuant to Rule 13d-3, the Shares issuable upon the exercise of certain options owned by Mr. Kingsley are deemed outstanding for determining the percentage ownership of Shares by Mr. Kingsley, who is the direct beneficial owner thereof.

Name	Number of Shares	Approximate Percentage Of Outstanding Shares
Greenbelt	1,968,505	3.9%
Greenway	375,351	0.7%
Kingsley	7,285,055	14.3%

Greenbelt has direct beneficial ownership of 1,968,505 Shares.  Each of Messrs. Kingsley and Duberstein, as executive officers and directors of Greenbelt, may be deemed to beneficially own the Shares that Greenbelt beneficially owns.  Each of Messrs. Kingsley and Duberstein disclaims beneficial ownership of such Shares for all other purposes.

Greenway has direct beneficial ownership of 375,351 Shares.  Mr. Kingsley, as the general partner of Greenway, may be deemed to beneficially own the Shares which Greenway beneficially owns.

(b)      If Mr. Kingsley were to exercise the portions of the options he holds that are presently exercisable and that will become exercisable within the next 60 days, he would have the sole power to vote or direct the vote of 7,285,055 Shares and the sole power to dispose or direct the disposition of such Shares.

(c)      During November 2012, Mr. Kingsley sold 344,828 Shares in a private transaction for $2.90 per share.

On July 24, 2012, Mr. Kingsley and Greenway entered into a Share Exchange and Contribution Agreement (the “LifeMap Agreement”) with the Company’s subsidiary LifeMap Sciences, Inc. (“LifeMap”) pursuant to which Mr. Kingsley and Greenway agreed to contribute to LifeMap, in the aggregate, Shares having an aggregate value of not less than $2,000,000 ( the “Minimum Shares”) and not more than $3,000,000 (the “Maximum Shares”), determined as provided in the LifeMap Agreement, in exchange for shares of LifeMap common stock, no par value, at an initial price  of $1.75 per LifeMap share.  As previously reported, on July 30, 2012, Mr. Kingsley contributed 140,000 Shares and Greenway contributed 280,000 Shares to LifeMap and received in exchange, respectively, 381,288 and 762,576 shares of LifeMap common stock.

On December 14, 2012 Mr. Kingsley and Greenway contributed respectively, 57,511 and 115,022 additional Shares to LifeMap.  The additional Shares contributed were valued as of December 14, 2012 at the highest weighted average closing price per share on the NYSE MKT for any ten trading days during the period from August 1, 2012 through December 14, 2012.

The total number of shares of LifeMap common stock issuable to Mr. Kingsley and Greenway in exchange for Shares contributed to LifeMap is subject to change if the Exchange Price Per Share is adjusted downward on or before December 31, 2012.  However, based on the 592,533 Shares contributed to date, Mr. Kingsley and Greenway will receive a total of 1,571,430 shares of LifeMap common stock, which will represent approximately 13.4% of the LifeMap common stock outstanding, if LifeMap does not issue any additional shares of its common stock.  The Company’s ownership interest in LifeMap was reduced from approximately 77.1% to approximately 73.17% as a result of the issuance of the shares of LifeMap common stock to Mr. Kingsley, Greenway, and certain other investors.

The Company plans to register the Shares received by LifeMap for resale under the Securities Act of 1933, as amended, and LifeMap may then sell some or all of those Shares from time to time to finance its operations.

Mr. Kingsley is the Chairman of the Company’s Board of Directors and is a member of the Board of Directors of LifeMap.  The LifeMap Agreement has been approved by LifeMap’s Board of Directors, without the vote of Mr. Kingsley, and by the Company’s Audit Committee pursuant to the Company’s Related Person Transaction Policy.

(d)      No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported in this Statement.

(e)       No change.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information contained in Section 5(c) is incorporated by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 50
Amendment to Share Exchange and Contribution Agreement, dated September 28, 2012, among LifeMap Sciences, Inc., Alfred D. Kingsley and Greenway Partners, L.P., incorporated by reference to Exhibit 10.2 to BioTime’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission

Exhibit 51	Second Amendment to Share Exchange and Contribution Agreement, dated November 30, 2012, among LifeMap Sciences, Inc., Alfred D. Kingsley and Greenway Partners, L.P.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated:  December 18, 2012

/s/ Alfred D. Kingsley
Alfred D. Kingsley

GREENWAY PARTNERS, L.P.

By:	Greenhouse Partners, L.P.,
its general partner

By:	/s/ Alfred D. Kingsley
Alfred D. Kingsley, General Partner

GREENBELT CORP.

By:	/s/ Alfred D. Kingsley
Alfred D. Kingsley, President

EXHIBIT 51

SECOND AMENDMENT OF
SHARE EXCHANGE AND CONTRIBUTION AGREEMENT

This Second Amendment is entered into as of November 30, 2012 and amends that certain Share Exchange and Contribution Agreement, as previously amended (the Agreement), among LifeMap Sciences, Inc., a California corporation (the Company) and Alfred D. Kingsley and Greenway Partners, L.P. (collectively, Investor).

1.           The definition of Second Outside Date found is Section 1(j) of the Agreement is amended to read:  “Second Outside Date” means December 14, 2012.

2.           All other terms of the Agreement remain in full force and effect.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the day and year first written above.

LIFEMAP SCIENCES, INC.

By:	/s/ Kenneth S. Elsner

Title:	Chief Operating Officer

/s/ Alfred D. Kingsley
Alfred D. Kingsley

Greenway Partners, L.P.

By:	Greenhouse Partners, L.P.,
its general partner

By:	/s/ Alfred D. Kingsley
Alfred D. Kingsley, General Partner